Exhibit 99.5

CONSENT OF DIRECTOR NOMINEE

July 27, 2026

In connection with the filing by Hennessy Capital Investment Corp. VII, a Cayman Islands exempted company, limited by shares (the “Company”), and ONE Nuclear Energy LLC., a Delaware limited liability company, as co-registrants, of the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of Regulation C promulgated under the Securities Act, to being named and described in the Registration Statement and any and all amendments and supplements thereto as a member of the board of directors of the Company, after giving effect to the consummation of the Transactions (as such term is defined in the Registration Statement). I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments or supplements thereto.

/s/ Daniel J. Hennessy
Daniel J. Hennessy